SGOCO GROUP, LTD.
SGOCO Technology Park, Luoshan, Jinjiang, Fujian, China 362200
Tel: 86-595-8200-5598 Fax: 86-595-8210-0009

EMPLOYMENT AGREEMENT

THIS AGREEMENT between SGOCO GROUP, LTD. (hereinafter referred to as SGOCO) **and GUIPING XU**(hereinafter referred to as the "CFO") is based on mutual agreement and the terms are detailed as follows:

SGOCO agrees to employ Mr. Guiping Xu as the CFO of SGOCO and the CFO agrees to act in this capacity, for a period of 3 years commencing the 16th day of May, 2011 to and including the 15th day of May 2014.

The term of this agreement may be extended automatically at the end of the Term. The CFO shall report to the President.

The CFO shall perform the duties and responsibilities expected of a CFO. These include the following but not limited to these key duties and responsibilities:

- Manage Finance Department, direct and guide accounting procedures and practices to meet international standards, ensure SEC requirements are met
- Lead Investor Relations and interact with banks, investors and other 3rd parties
- Contribute meaningful insight and information for executive planning and decision making.

SGOCO agrees to indemnify the CFO against each and every claim or action made or brought against the CFO as a result of the CFO's performance of his duties, responsibilities and services in accordance with this agreement.

The CFO shall be entitled to receive an annual base salary of 180,000 (one hundred eighty thousand) US dollars, or 15,000 (fifteen thousand) US dollars per month, payable by equal monthly installments. The base salary shall be adjusted annually based on officially published inflation rate for the prior year.

SGOCO shall reimburse the CFO for all reasonable transportation, lodging and food expenses actually incurred by the CFO in the discharge of his duties under this agreement.

SGOCO will pay for application fees for visa, working license and residence permit once a year for the CFO, as well as immediate family members living with him in China.

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SGOCO will pay for the cost of approved immunizations for the CFO and immediate family living with him in China: including hepatitis A and B, measles, mumps, rubella, tetanus, and diphtheria.

The CFO shall be entitled to vacations during each year of the Term which shall be a 30 (thirty) week days in total and 12 personal days earned per year, both can be carried over to the next years if not fully used. Specific vacation or personal dates will be determined through mutual agreement of the CFO and President.

The CFO shall be entitled to one round trip airline ticket per year between China and his home country in Canada and for his family living with him, or 6,000 (six thousand) US dollars in lieu of tickets.

SGOCO shall reimburse CFO and family relocation expenses including house sale broker commission and household goods transportation, up to the amount of 10,000 (ten thousand) US dollars.

SGOCO shall arrange temporary housing or hotel living for CFO and family members for a term up to 1 (one) month. SGOCO shall pay CFO apartment or house rental in downtown Beijing or amount not less than 2,000 (two thousand) US dollar allowances per month.

SGOCO shall pay car rental in Beijing or amount not less than 770 (seven hundred and seventy) US dollar car allowances per month.

SGOCO will provide the CFO and family living with the CFO in China with international medical coverage through an internationally recognized insurance company, or amount not less than 833 (eight hundred and thirty three) US dollar allowances per month.

SGOCO will pay CFO's children's tuition or amount not less than 30,000 (thirty thousand) US dollar allowances once a year, before school starts.

The CFO shall be included SGOCO's Executive Incentive Plan at the level offered to senior management staff such as bonus targeted at 30% of annual base salary.

The CFO shall also be included in any other SGOCO incentive plans such as Stock Option Plan which shall be in place before end of 2011. The stock options for CFO shall be 1% of total outstanding shares when stock options are granted, 30% vested when granted, and 35% in next two years, with an exercise price of 2.5 (two and a half) US dollars per share.

Notwithstanding any other provision of this agreement, SGOCO may terminate the employment of the CFO upon three (3) months' written notice to the CFO or by payment of three (3) months' salary to the CFO in lieu of three (3) months' notice. The CFO shall have the right to terminate this agreement during the term upon three (3) months' written notice to SGOCO.

The provisions of this agreement shall be governed by and interpreted in accordance with

IN WITNESS WHEREOF the parties have duly executed this Employment Agreement on this 24th day of April, 2011.

SIGNED AND DELIVERED

In the presence of

______________________________ ______________________________
Guiping Xu, CFO Witness

SGOCO GROUP, LTD.

______________________________ 4/24/2011
Burnette Or, President